EX JUDICATA

Helping lawyers who want to leave the practice of law find new careers


At last.

exjudicata.com New York, NY

Highlights

1. First round oversubscribed with $1,061,000 raised
2. The 2 co-founders first startup produced more than a 10 x return & exit via sale to a public company
3. Just 8 months live, we've had over 33,000 unique users
4. Over 1,000 nonlegal jobs for lawyers on the ex judicata Job Board
5. The 2 co-founders have a combined 60+ years selling products and services to the legal marketplace
6. ex judicata has no direct competition and a 24 month head start on any newcomers.
7. Embraced by law firms as, finally, a way to help their attorneys seeking new careers
8. Welcomed by law schools as a resource for 3Ls and alumni seeking an alternative way to use their JD.

Featured Investors



Bart Schwartz [in]   [Follow]   Invested $150,000 ⓘ

Bart M. Schwartz is founder & Chairman of Guidepost Solutions, which provides compliance, integrity, monitoring and investigative services. He is a former Chief of the Criminal Division of the US Attorney's Office for the Southern District of NY

"When the idea for ex judicata was first presented to me, it immediately clicked. Finally, someone created an end-to-end solution for all lawyers interested in leaving law for new careers. I was delighted to be an early investor. I believe that the timing for ex judicata is ideal. The legal profession is undergoing a sea change and I expect that the number of lawyers and law students seeking to pursue alternative careers will increase dramatically. I have known the 2 co-founders for many years. Their characters, and prior startup success, positions them well to grow ex judicata. I am excited to be a part."



Dina L Shaw   [Follow]   Invested $105,000 ⓘ
Syndicate Lead

"There are so many opportunities to invest in new ideas but this one is extra special. The idea is solid - lawyers need alternatives to a set path and ex-judicata offers that for those looking to pivot. The concept of pivoting is overused but not in the approach taken by EXJ. They offer career coaching, analytics and then a robust job board to search out the next opportunity. They have courses to augment your skill set as you decide what direction you want to go. And they have packaged this into one site with a variety of entry points. The strategy is sound and the financials strong and not overreaching. In addition, the management team is experienced, and some of the hardest working people I know. You will not be concerned about their work ethic - a rare commodity in today's world. I highly recommend this investment. I am a two time investor already. I believe in the platform, concept and team - wholeheartedly. Join me in making this company a huge success."

Our Team



Kimberly K. Fine   Chief Connectivity Officer

Kim is a co-founder and Chief Connectivity Officer of ex judicata. ex judicata is Act Two for Kim and Neil. Earlier in their careers they co-founded Fulcrum Information Services. Kim is a legal industry veteran with 30+ years of industry experience.



Neil Handwerker   CEO

First startup with co-founder, Kimberly FIne, produced a 10x plus return followed by an exit with a sale to a public company. Headed global legal recruiting at The Lucas Group (Korn Ferry); Writer for Spy Magazine. National Lampoon and Cosmopolitan



Emily Frye   Director of Digital Transformation

8 years of experience in the job board and talent acquisition branding industry. She brings all of her learning from building career sites, creating KPIs, and presenting and reviewing data to tell a story to ex judicata

presenting and reviewing data to tell a story to ex judicata

We help lawyers who want to leave the practice of law find new careers

Thousands of lawyers want to leave the practice of law and transition to new careers. They do not know where to begin.

ex judicata provides an end-to-end solution--from identifying careers that are the best fit based on the individual attorney's personality, work history and skill set--all the way to actually securing a nonlegal job on the ex judicata Job Board.



ex judicata
Jobs
Companies
Profiles & Resume Database | Create Your Profile
Post a Job
Welcome to the revolution!
We are proud to present the ex judicata job board as a starting point.
The first-ever job board where 100% of the jobs are nonlegal positions for JDs
Subscribe to Job Alerts
Sign up for job alerts
AI Policy Manager
Vice President of Legal Operations
Acquisition Editor

100% of the jobs posted on the ex judicata Job Board are nonlegal positions for lawyers



Multiple key market adoption breakthroughs with thousands of users since inception
Neil & Kim start building ex judicata
First paid job seeker
Proof of Concept as EXJ placed Paul Weiss Partner in a nonlegal position at Marsh McLennan
First Career Corner sale
1,000+ Jobs Listed & First AmLaw 100 Client
Q1 2022
Q2 2023
Q2 2023
Q3 2023
Q3 2023
Q4 2023
Q4. 2023
Q1 2024
Q1 2024
Q2 2024
ex judicata goes live as the first ever destination for JDs leaving the law
EXJ Diagnostic launched
First Law School Affiliate Program inked
ex judicata reaches 15,000 unique visitors since launch
33,000 unique users

Since our launch just 8 short months ago, we've had wonderful engagement with the marketplace. The timeline shows some of the milestones that we have hit including 33,000+ unique users that have visited exjudicata.com and 1,000+ jobs on our Job Board

Our first funding round was oversubscribed with $1,061,000 raised from 18

investors led by Bart Schwartz, Chairman of Guidepost Solutions, formerly, Chief of the Criminal Division, US Attorneys Office for the Southern District.



Suddenly, lawyers can stop practicing law.
Now, JDs can stop practicing law.
Now, JDs can stop practicing law.
SCREAM
ESPOLÒN IS CALLING
SCREAM
ESPOLÒN IS CALLING

ex judicata reunites co-founders Neil Handwerker and Kimberly Fine whose first startup, Fulcrum Information Services, yielded a 10x return to investors with exit via sale to then publicly traded Sylvan Learning.

<u>Why now ?</u>

In the late 80s, co-founder, Neil Handwerker, sought to transition from the practice of law to business. There is no roadmap and no support. Fast forward to 2022, not all that much had changed. Except, the sheer volume of lawyers seeking to leave law for new careers.

At this moment, it is very likely that you have a colleague, a relative, a classmate and/or a friend who is an attorney that wants to, or needs, to find an alternative career. Since there has been so little guidance and support available, chances are that attorney has remained in place unsure of how to even go about choosing an alternative career let alone actually securing a nonlegal job.

The statistics on the growing career dissatisfaction are daunting.

According to the US Bureau of Labor Statistics lawyers are the least happy workers in America (*The Washington Post*, January 2023) Substance abuse is growing at an alarming rate according to poll after poll. 44% of lawyers are considering doing something else (*Meeting Fever*, February 2024) Enter ex judicata.

Right now employers across the country are facing a shortage of skilled talent. Lawyers that seek to pivot are a new source of highly-skilled talent. ex judicata is building a two-sided marketplace: JDs looking for new careers being matched with employers eager for people who possess the qualities found in the JD skill set. They meet on the ex judicata Job Board.

Thousands of lawyers want to leave the practice of law and transition to more fulfilling careers, they do not know where to begin.
330,000 lawyers
leave the practice of law each year "Lawyers are the unhappiest workers in the U.S."(January 2023 article in The Washington Post)
24%, or 8400,
each year do not enter the practice of law, where do they

graduating law students	go? *(2023 NALP/ABA Study)*
26.3%	is the annual law firm attrition rate among the 200 largest law firms in the US *(DecipherIntelligence.com, April 11, 2023)*
44% of lawyers	have considered leaving the profession due to burnout and stress, *(Meeting Fever February 28, 2024)*

Market size of lawyers in the US with breakdown on those that are considering, or committed, to pivoting to a nonlegal career - TAM, SAM and SOM



TAM **$1.343B**

TAM = Total lawyers in US 1.33M. If each lawyer, each of the 8400 law students that do not wish to practice law and each of the 9000 retiring partners purchase all product offerings for job seekers, and 270,000 jobs are posted the total addressable market is $1.343B

SAM **$998M**

SAM = 74.2% of the total is accessible market yields a serviceable addressable market of $998M

SOM **$401M**

SOM = 42% of the of the addressable job seeker market, plus 30% of addressable job poster market together yield a serviceable obtainable market of $401M

sources: ABA https://www.abalegalprofile.com/demographics.html#:~:text=There%20are%20more%20than%201.3,every%20U.S.%20state%20and%20territory.

Martindale https://www.martindale-avvo.com/blog/what-has-the-great-resignation-done-to-the-legal-field/#:~:text=Before%20the%20pandemic%2C%20the%20average,would%20leave%20within%20six%20years.

https://www.itrg.com/nj250 Flex Jobs https://www.flexjobs.com/blog/post/how-long-should-a-job-search-take/#:~:text=%E2%80%9COn%20average%2C%20it%20takes%20about,FlexJobs%20Career%20Expert%20Cidnye%20Work.

Who we help...

- Lawyers who have hit the wall and feel trapped

- Lawyers who enjoy practicing law but feel a need, a calling or want to move to an occupation more in line with their passion(s)

- Lawyers who have already moved to nonlegal careers. We are here to help them get the next job and the one after that

- Law students who already know they want to work in nonlegal careers and those 3Ls unable to secure legal employment that need to find a job that will value their hard-earned JD degree

- Partners in law firms and senior in-house counsel who have already enjoyed success in their careers and would like a 2nd Act





On the day we launched we put up posters on an abandoned building in New York City near the courthouses. A woman was walking down the street. She stopped to take a picture with her phone. We asked: "Why?" She answered: "I am a lawyer who wants to find a new career."

How we make it all happen:

1. EXJ Career Diagnostic – our tool designed to help attorneys match potential careers with their individual backgrounds, personality and skill set

2. On demand training and development - Webcasts and courses to prepare JDs for business roles

3. Our "Career Corner" features 10 coaches from the world of business helping lawyers redraft their CVs and LinkedIn profiles and/or providing traditional 1-1 counseling.

4. The unique Job Board where 100% of the positions are nonlegal jobs for JDs

5. Articles offering guidance on everything from crafting an elevator pitch to the essential questions every JD moving to business should ask during the interview process to our take on 'bad' alternative career options for lawyers

6. Inspirational interviews with JDs who successfully moved to business .

We created a diagnostic for lawyers seeking a new career

Working with a team of PhDs in Organizational Behavior and Analytics, we identified 8 key attorney personality traits overlaid with 25 business careers.

The attorney is asked to answer a series of questions which will yield scores in areas including Personal Skills, General Behaviors Drivers and Personality Traits.

A 5-page report is produced culminating in the Career Match Index.

**EXJ Diagnostic
Career Match Index**
Sample Output

Career	Career Match Index
Risk management	71%
Investor relations	53%
Human Resources	40%
Journalism	33%

Live and on-demand courses and webcasts

Financial Fluency for Attorneys Transitioning to Business

Take Course

Course Instructor



If I Leave the Law... An ex judicata webcast series

**Landing a Law Adjacent Job:
Legal Tech, Legal Ops & Legal Services**


Ranoor Chopra
Vice President, Legal Services
Elevate


Michael D. Okerlund
CEO
Cloud Court, Inc.


Emily Teuben
Senior Director
Legal Operations at
PayPal


Sarah McCormick
Director of Legal Service Delivery
Honigman LLP

Thursday, February 15th @ 1pm EST.

If I leave the law..." Immediately above, is a recent

Matthew J. Barrett
Professor Emeritus of Law
Notre Dame Law School

CLE approve courses for the transitioning attorney

offering designed to help JDs interested in positions in legal ops, legal tech or practice management in a law firm find opportunities.

Curated panel of coaches offering career transformation guidance

Career Corner Specialists
Chelle Johnson
Services Offered:
Interview Prep
Coaching
John Costango
Services Offered:
Coaching
Learn More
Melanie L. Denny
Services Offered:
Personal Branding
Learn More







Our "Career Corner" features 10 coaches from the world of business helping lawyers redraft their CVs and LinkedIn profiles to align with the nonlegal jobs they are seeking, as well as providing traditional 1-1 counseling.

The coaches are available at every price point.

ex judicata does not employ the coaches. We take a percentage of sales generated through appearing on our website.

The ex judicata job board is the employment platform focused exclusively on nonlegal jobs for lawyers.

100% of the job postings are from employers seeking to hire the JD skill set.



ex judicata
Post a Job
Jobs
Companies
Welcome to the revolution!
We are proud to present the ex judicata job board as a starting point.
The first-ever job board where 100% of the jobs are nonlegal positions for JDs
Subscribe to Job Alerts
Sign up for job alerts
AI Policy Manager
Vice President of Legal Operations
Acquisition Editor

We are now over 1,000 + jobs with growth plans to reach 2,000. Then 5,000. Then 10,000.

exjudicata.com articles - long on practical guidance and short on generalities and fluff. Pieces that discuss topics like:

- 2 questions every lawyer interviewing for a nonlegal job will be asked
- The EXJ Checklist for Lawyers Moving from Law to Business
- 10 questions you need to ask when interviewing for your first nonlegal position
- Differences between management in law firms and management in Corporate America
- How to budget for transitioning from a law job to a nonlegal position
- Where to take a vacation between your old career and starting a new job where you are least likely to run into fellow lawyers questioning your judgment (*"Have you lost your mind?"*)



36 one-on-one interviews with lawyers who transitioned to success in everything from baking to banking

"The way you learn to think in law school, the way you approach issues in a methodical manner, is helpful for whatever you do.

The skills I learned in law school help me every day. I think law school prepares you to think the right way. Lawyers can be very good at taking their legal training and applying it to business opportunities while also looking for risks, compliance issues, and other potential problems. They can excel at negotiating and resolving conflicts. A lot of business success is asking the right questions."

-Andrew Gold
Senior Vice President & Chief Human Resources Officer
Pitney Bowes Inc.

INTERVIEW

Andrew Gold

Senior Vice President & Chief Human Resources Officer
Pitney Bowes Inc.

Copy that: from law to HR head at Pitney Bowes

The Feedback

We are gratified, and grateful, to have been embraced by the marketplace practically from day one. So many lawyers have reached out to us to say 'thank you'.

> *I am so excited to have found your platform. It's exactly what I was looking for my entire career.*

> *I can't believe you've been live only 7 months. The need for ex judicata predates the profession.*

> *Where was ex judicata when I needed you 10 years ago?*

> *What can I do to help?*

Well...you see we're out raising money on in a Community Round on Wefunder...

All of the features on ex judicata--from the articles, to the interviews to creating courses and webcasts, to the Job Board--is the **work of just 3 full-time people.**

We are very proud of all we have been able to accomplish to this point. But monies raised will help us make a few select, tactical hires while continuing to run lean.

This is where you come in.

Lawyer Angels wanted

We believe we are already making a real difference in the lives of lawyers seeking alternatives to practicing law. And we are just getting started.

There are many more jobs to capture for the Job Board, courses and webcasts to create, coaches to add to the 'Career Corner', interviews to be held, articles to be written and so many more lawyers we can help.

Investing in ex judicata is a pure win-win. You are helping us to help fellow lawyers and, we believe, advance the legal profession on the whole. And in the process you get to participate as an investor.

Please join us on a journey really just beginning.

Thank you.

Downloads

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